Consolidated Financial Statements

Prepared by Management

Third Quarter Report
Three and Nine Months Ended September 30, 2009

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying interim consolidated financial statements of Endeavour Silver Corp. (“the Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP), and within the framework of the summary of significant accounting policies disclosed in the notes to these consolidated financial statements and most recent annual financial statements filed on SEDAR.

Management is responsible for establishing internal controls over financial reporting for the Company. Management has designed and implemented internal controls over financial reporting (ICFR) that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Audit Committee of the Board of Directors meets periodically with Management to review results of the interim consolidated financial statements and related financial reporting matters prior to submitting the interim consolidated financial statements to the Board of Directors for approval. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors. The Audit Committee is responsible for engaging or re-appointing the external auditors.

The interim consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

Endeavour Silver Corp.	Page - 2 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED BALANCE SHEETS
(Unaudited-Prepared by Management)
(expressed in thousands of US dollars)

		September 30,	December 31,
	Notes	2009	2008
ASSETS
Current assets
Cash and cash equivalents		$3,304	$3,582
Marketable securities		875	35
Accounts receivable and prepaids	3	6,782	6,203
Inventories	4	8,660	3,159
Due from related parties	7	218	119
Total current assets		19,839	13,098

Long term deposits		943	914
Long term investments	6	2,370	2,155
Mineral property, plant and equipment	8	54,928	51,125
Total assets		$78,080	$67,292

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$7,175	$5,339
Current portion of promissory note	9	231	-
Accrued interest on convertible debentures	5	250	-
Income taxes payable		224	-
Total current liabilities		7,880	5,339

Promissory note	9	293	-
Asset retirement obligations		1,565	1,445
Future income tax liability		3,681	4,036
Liability portion of convertible debentures	5	7,859	-
Total liabilities		21,278	10,820

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 52,570,623 shares (2008 - 49,080,478 shares)	Page 5	91,535	87,584
Special Warrants (2008 - 2,311,540 units)	10 (c)	-	2,118
Equity portion of convertible debentures	5	2,197	-
Contributed surplus	Page 5	12,258	11,285
Accumulated comprehensive income	Page 5	598	212
Deficit		(49,786)	(44,727)
Total shareholders' equity		56,802	56,472
		$78,080	$67,292

Basis of presentation (note 1)
Subsequent events (note 13)

See the accompanying notes to the consolidated financial statements.

Approved on behalf of the Board

/s/ Bradford Cooke	/s/ Godfrey Walton
Director	Director

Endeavour Silver Corp.	Page - 3 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited- Prepared by Management)
(expressed in thousands of US dollars, except for shares and per share amounts)

		Three Months Ended		Nine Months Ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2009	2008	2009	2008

Sales		$9,796	$10,613	$26,519	$31,402

Cost of sales		6,516	7,648	18,039	20,576
Depreciation and depletion		1,997	2,558	6,701	5,832
Exploration		647	3,148	1,230	7,892
General and administrative		993	1,242	3,011	4,069
Accretion of convertible debentures	5	444	-	1,018	-
Stock-based compensation	10 (d)	264	580	862	2,266
Operating (loss)		(1,065)	(4,563)	(4,342)	(9,233)

Foreign exchange gain (loss)		(723)	(119)	(968)	(416)
Realized gain (loss) on marketable securities		-	(816)	-	158
(Impairment) on asset backed commercial paper		-	(1,394)	-	(1,394)
Investment and other income		43	(61)	239	156

Loss before taxes		(1,745)	(6,953)	(5,071)	(10,729)
Income tax recovery (provision)		258	(474)	12	(2,126)
Net loss for the period		(1,487)	(7,427)	(5,059)	(12,855)

Other comprehensive income, net of tax
Unrealized gain on marketable securities		119	(713)	119	(350)
Unrealized foreign exchange gain/(loss)		267	-	267	-
Reclassification adjustment for (gain) included in net income		-	816	-	(158)
		386	103	386	(508)
Comprehensive loss for the period		(1,101)	(7,324)	(4,673)	(13,363)

Basic and diluted loss per share based on net loss		$(0.03)	$(0.15)	$(0.10)	$(0.26)

Weighted average number of shares outstanding		52,082,469	49,040,478	51,330,621	49,023,047

See the accompanying notes to the consolidated financial statements.

Endeavour Silver Corp.	Page - 4 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND DEFICIT
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, except share amounts)

		September 30	December 31
	Notes	2009	2008

Number of common shares, opening		49,080,478	48,982,146
Exercise of special warrants	10 (c)	2,311,540	-
Exercise of options	10 (d)	421,500	88,000
Issuance of common shares through debenture conversion		601,051	-
Issuance of common shares through stock bonus plan		20,000	-
Issuance of common shares for acquisition of mineral properties		136,054	-
Share appreciation rights		-	10,332
Number of common shares, closing		52,570,623	49,080,478

Common shares, opening		$87,584	$87,458
Exercise of special warrants		2,118	-
Exercise of options	10 (d)	703	105
Issuance of common shares through debenture conversion		895	-
Issuance of common shares through stock bonus plan		35	-
Issuance of common shares for acquisition of mineral properties		200	-
Share appreciation rights		-	21
Common shares, closing		91,535	87,584

Equity portion of convertible debentures, opening		-	-
Issued on convertible debentures, net of issuance costs	5	2,393	-
Exercise of convertible debentures		(196)	-
Equity portion of convertible debenture, closing		2,197	-

Special warrants, opening		2,118	-
Issued on private placement, net of issuance costs	10 (c)	-	2,118
Exercise of special warrants		(2,118)	-
Special warrants, closing		-	2,118

Contributed surplus, opening		11,285	8,921
Stock based compensation	10 (d)	827	2,349
Fair value of warrants issued on convertible debentures	5	465	82
Exercise of share purchase options	10 (d)	(319)	(46)
Share appreciation rights		-	(21)
Contributed surplus, closing		12,258	11,285

Accumulated other comprehensive income, opening		212	720
Unrealized (loss) on marketable securities		119	(1,145)
Realized loss on marketable securities included in net income		267	637
Accumulated other comprehensive income, closing		598	212

Deficit, opening		(44,727)	(26,723)
Loss for the period		(5,059)	(18,004)
Deficit, closing		(49,786)	(44,727)

Shareholders' equity		$56,802	$56,472

See the accompanying notes to the consolidated financial statements.

Endeavour Silver Corp.	Page - 5 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars)

		Three Months Ended		Nine Months Ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2009	2008	2009	2008

Operating activities
Net loss for the period		$(1,487)	$(7,427)	$(5,059)	$(12,855)
Items not affecting cash:
Stock-based compensation		265	580	862	2,266
Depreciation and depletion		1,997	2,558	6,701	5,832
Future income tax loss (recovery)		506	191	(525)	786
Unrealized foreign exchange loss (gain)		581	(345)	1,298	6
Impairment of asset backed commercial paper		-	1,394	-	1,394
Accretion of convertible debentures		445	-	1,018	-
(Gain) loss on marketable securities		-	816	-	(158)
Net changes in non-cash working capital	11	(50)	815	(2,450)	(236)
Cash from (used for) operations		2,257	(1,418)	1,845	(2,965)

Investing activites
Property, plant and equipment expenditures		(4,861)	(2,921)	(11,329)	(11,209)
Long term deposits		-	(16)	(29)	(21)
Investment in marketable securities		(705)	(1,152)	(705)	(3,392)
Proceeds from sale of marketable securities		-	272	-	4,091
Cash used in investing activities		(5,566)	(3,817)	(12,063)	(10,531)

Financing activities
Common shares issued, net of issuance costs	10 (d)	18	-	383	36
Issuance of convertible debentures	5	-	-	11,225	-
Debenture issuance costs	5	-	-	(1,191)	-
Interest Paid		(321)	-	(477)	-
Cash from financing activites		(303)	-	9,940	36

Increase (decrease) in cash and cash equivalents		(3,612)	(5,235)	(278)	(13,460)
Cash and cash equivalents, beginning of period		6,916	8,352	3,582	16,577
Cash and cash equivalents, end of period		$3,304	$3,117	$3,304	$3,117

See note 11 for supplementary cash flow information.

Endeavour Silver Corp.	Page - 6 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Nine Months ended September 30, 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

1.	BASIS OF PRESENTATION

The Company’s interim consolidated financial statements have been prepared in accordance with Canadian GAAP using standards for interim financial statements and do not contain all of the information required for annual financial statements. The statements follow the same accounting policies and methods of application as our most recent annual financial statements, except as described in Note 2. Accordingly, they should be read in conjunction with our most recent annual financial statements. Certain comparative figures have been reclassified to conform to the presentation adopted for the current period. All dollar amounts are disclosed in US currency unless otherwise stated.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred significant operating losses to date. At September 30, 2009, the Company had working capital of approximately $12.0 million (December 31, 2008 – 7.8 million). The Company’s ability to continue as a going concern long term is dependent on the Company’s ability to raise debt financing, equity financing or the attainment of profitable operations.

Subsequent to quarter end, management completed a short form prospectus and a private placement (see note 13). Management continues to evaluate alternatives to improve the financial position of the Company to remain a going concern long term., however, there can be no assurances that the Company will obtain adequate additional financing and/or achieve profitability or positive cash flows. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	ADOPTION OF NEW ACCOUNTING STANDARDS

On January 1, 2009, the Company adopted a new accounting standard that was issued by the Canadian Institute of Chartered Accountants: Handbook Section 3064, Goodwill and Intangible Assets, which replaces section 3062, Goodwill and Intangible Assets and Section 3450, Research and Development Costs, which establishes a standard for recognition, measurement and disclosure of goodwill and intangible assets. There was no impact on the Company’s consolidated financial statements.

3.	ACCOUNTS RECEIVABLE AND PREPAIDS

	September 30	December 31
	2009	2008

Trade receivables	$-	$1,661
IVA receivables	4,383	2,886
Other receivables	1,227	843
Prepaids and advances	1,172	813
	$6,782	$6,203

4.	INVENTORIES

	September 30	December 31
	2009	2008

Warehouse inventory	$2,355	$1,642
Stockpile inventory	803	151
Finished Goods inventory	4,994	941
Work in process inventory	508	425
	$8,660	$3,159

Endeavour Silver Corp.	Page - 7 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Nine Months ended September 30, 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

5.	CONVERTIBLE DEBENTURES

In February 2009, the Company issued CAN $14 million in 10% subordinated unsecured convertible redeemable debentures (the “Debentures”) maturing February 2014. The interest is 10% annually, paid quarterly in arrears. At any time, each Debenture may be converted by the holder into one unit consisting of one of the Company’s common shares and one half of a common share purchase warrant at an initial conversion rate of 526.3 units for each CAN $1,000 Debenture, representing an initial conversion price of CAN $1.90 per unit. Additional units may become issuable following the occurrence of certain corporate acts or events. Each full share purchase warrant will entitle the holder to purchase one common share at an exercise price of CAN $2.05. A total of 7,364,737 common shares are issuable upon conversion. Subsequent to July 26, 2010, each Debenture can be redeemed by the Company for cash, plus a redemption fee of 7%, provided the closing share price is greater than CAN $2.85.

As the Debentures include both cash payment and equity conversion features, the gross proceeds have been allocated between liability and equity elements, as described further below. The liability element has been designated as other liabilities and is recognized at amortized cost. The related transaction costs are allocated on a proportional basis. The transaction costs associated with the liability portion of the Debentures are deferred and amortized over their expected term.

The face value of the Debentures has been allocated as follows for accounting purposes:

	CAN $	US $
Allocation of gross proceeds

Gross Proceeds	$13,993	$11,225
Fair value of liability portion	10,492	8,417
Fair value of equity portion	3,501	2,808

Liability portion of convertible debentures
Opening balance	-	-
Initial fair value of debt component	10,492	8,417
Issuance costs	(1,547)	(1,241)
Accretion expense	1,171	1,018
Interest accrued	(271)	(250)
Interest paid	(558)	(478)
Conversion into common shares	(755)	(700)
Foreign exchange (gain)/loss on revaluation	-	1,093
Closing balance of liability portion	$8,532	$7,859

Equity portion of convertible debentures
Opening balance	-	-
Initial fair value of equity portion	3,501	2,808
Issuance costs	(516)	(415)
Conversion into common shares	(244)	(196)
Closing balance of equity portion	$2,741	$2,197

The fair value of the liability portion of the Debentures at initial recognition was estimated using a discounted cash flow method, with the Company’s incremental borrowing rate estimated to be 18%. The fair value of the equity component was estimated using the residual value method. The Company has determined that its cash redemption option has no material value. The liability portion of the Debentures is accreted over an expected life of 5 years using the effective interest method. Total financing fees associated with the transaction were $1,656, which were allocated on a proportional basis between the liability component ($1,241) and equity component ($415). The Company paid $1,191 and issued 644,414 share purchase warrants exercisable at CAN$ 1.90 for five years with an estimated value of $465 as consideration for the financing fees. The agent warrants were valued using Black-Scholes valuation technique with an expected life of 5 years and a volatility of 73%.

During the third quarter, CAN $1.1 million of convertible debentures were converted into 601,051 common shares and 300,525 warrants.

Endeavour Silver Corp.	Page - 8 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Nine Months ended September 30, 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

6.	LONG TERM INVESTMENTS

At September 30, 2009 the Company held restructured Asset Backed Commercial Paper Notes (the “Notes”) that were obtained in February 2009 from the restructuring of Canadian Asset Backed Commercial Paper (“ABCP”). The ABCP was purchased in a Canaccord Capital account in 2007 with a par value CAN $5.2 million. At the dates at which the Company acquired the investments, the non-bank sponsored ABCP was rated RI (High) by Dominion Bond Rating Services (“DBRS”), the highest credit rating issued for commercial paper. In August 2007, the ABCP market experienced liquidity problems and was subsequently frozen.

The Company assessed the estimated fair value of its investment and based on the available information regarding current market conditions at that time, the underlying assets and the indicative values contained in the report issued by JP Morgan, we recorded an impairment of $2.6 million in 2008. There was a significant amount of uncertainty in estimating the amount and timing of cash flows associated with the ABCP. The Company estimated the fair value by using a basic discounted cash flow model assuming principal is repaid between 2013 and 2016 using a 12% discount rate. This resulted in an estimated fair value of CAN$2.6 million.

In September 2007, a Pan-Canadian Committee (the “Committee”) consisting of a panel of major ABCP investors was formed to restructure the affected ABCP trusts. In January 2009, the Committee successfully completed the restructuring. The restructuring plan was executed as follows:

•	The creation of three master asset vehicles (MAV).
•	Within each MAV, the issuance of 5 different series of notes:
o

Class A-1 Notes will be the senior notes, with the other series of Notes subordinated to them. Class A-1 Notes are expected to receive AA ratings, have maturities from 6 to 8 years and a coupon rate of Bankers Acceptance (“BA”) Rate less 0.5%.

	o	Class A-2 Notes will be senior to the Class B Notes, C Notes and IA Tracking Notes. Class A-2 Notes are expected to receive AA ratings, have maturity of 8 years and a coupon rate of BA Rate less 0.5%
	o	Class B Notes will be senior to the Class C Notes and IA Tracking Notes. Class B Notes will not be rated and are expected to have a maturity of 8 years and a coupon rate BA Rate of less 0.5%
o

Class C Notes will be senior to the IA Tracking Notes. Class C Notes will not be rated and are expected to have a maturity of 8 years and a coupon rate of 20%. It was stated by JP Morgan the Class C Notes that “investors” should expect return closer to BA Rate less 0.5%.

	o	IA Tracking Notes will not be rated. IA Tracking Notes are expected to have a maturity of 8 years and a coupon rate equivalent to the net rate of return generated by the specific underlying assets.
•	There have been minimal market trades of the restructured Notes. The DBRS has an “A” rating for the Class A-1 Notes at this time.

Based on the Restructuring Plan:

•	CAN $3,229,000 of our investments were replaced with Class A-1 Notes
•	CAN $1,093,000 of our investments were replaced with Class A-2 Notes
•	CAN $ 198,000 of our investments were replaced with Class B Notes
•	CAN $ 140,000 of our investments were replaced with Class C Notes
•	CAN $ 464,000 of our investments were replaced with IA Tracking Notes

At December 31, 2008, the Company updated the valuation model to reflect the Notes that were distributed as a result of the restructuring. The Notes were recorded at their estimated fair value of CAN $2.6 million, resulting in no gain or loss on implementation of the restructuring. The Company received $223 of interest in the period in accordance with the terms of the Notes.

The Company has classified the Notes as available for sale. Management has recorded the Notes at their estimated fair market value with the impact of market fluctuations recognized through other comprehensive income, unless they are declines in value that are concluded to be other than temporary, in which case the declines will be charged to operations.

Endeavour Silver Corp.	Page - 9 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Nine Months ended September 30, 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

7.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with related party companies and from time to time will incur third party costs on behalf of the related parties on a full cost recovery basis. The Company has a $113 receivable related to administration costs outstanding as of September 30, 2009 (December 31, 2008 - $21).

During the nine months ended September 30, 2009, the Company has paid $166 for legal services to Koffman Kalef LLP, a firm in which the Company’s Corporate Secretary is a partner.

The Company has $105 receivable related to 2008 property tax payments and the initial Rico Chico option payment outstanding as of September 30, 2009. The Company agreed to accept common shares of Aztec Metals Corp. in lieu of cash for the outstanding receivable.

8.	MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment comprise:

	September 30, 2009			December 31, 2008
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Properties	$45,625	$14,864	$30,761	$37,066	$9,041	$28,025
Mill	18,194	4,949	13,245	17,380	3,366	14,014
Machinery and equipment	10,075	1,788	8,287	7,575	1,190	6,385
Transportation and vehicles	1,056	469	587	1,003	370	633
Buildings	1,850	314	1,536	1,770	185	1,585
Office equipment	856	344	512	689	206	483
	$77,656	$22,728	$54,928	$65,483	$14,358	$51,125

9.	PROMISSORY NOTE

In April 2009, the Company purchased $918 of mining equipment from Sandvik Mining and Construction de Mexico SA de CV (“Sandvik”). The Company financed $596 of the purchase by a promissory note, which is paid with equal installments over a 36 month period incurring simple annual interest of 10% on the outstanding balance. As of September 30, 2009 the balance of $524 remains. The promissory note has been designated as other liabilities and is recognized at amortized cost.

10.	SHARE CAPITAL

(a)

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

(b)	As at September 30, 2009 a total of 93,750 common shares are held in escrow, the release of which is subject to regulatory approval.

(c)	Private Placement

In December 2008, the Company completed a brokered and non brokered private placements of special warrants for 2,311,540 units at CAN $1.30 per unit for gross proceeds of CAN $3.0 million. Each special warrant was exercisable into a unit comprised of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant is exercisable to purchase one common share at an exercise price of CAN $1.90 until February 25, 2014. The agents received a cash commission of 6% totaling $100 and 131,792 agents’ warrants at an exercise price of CAN $1.51 until February 25, 2014. The warrants issued to the agents have an estimated fair value of $0.1 million and have been recorded in share capital on a net basis. All of the special warrants were converted into units February 25, 2009 and the value assigned to the special warrants was reclassified into share capital in the period ended March 31, 2009.

Endeavour Silver Corp.	Page - 10 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Nine Months ended September 30, 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

10.	SHARE CAPITAL (continued)

(d)	Purchase options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the current Company’s stock option plan approved by the Company’s shareholders in fiscal 2009 at exercise prices determined by reference to the market value on the date of the grant. The stock option plan allows for with approval by the board, granting of options to its directors, officers, employees and consultants to acquire up to 10% of the issued and outstanding shares at any time.

The following table summarizes the status of the Company’s stock option plan and changes during the periods presented:

Prices expressed in CAN $
	September 30, 2009		December 31, 2008
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of Shares	price	of Shares	price

Outstanding, beginning of period	4,733,400	$3.28	4,089,400	$3.25
Granted	965,000	$1.88	2,133,000	$3.20
Exercised	(421,500)	$1.38	(88,000)	$0.83
Cancelled (1)	(1,284,900)	$4.65	(1,401,000)	$3.31
Outstanding, end of period	3,992,000	$2.39	4,733,400	$3.28

Options exercisable at period-end	2,580,000	$2.59	4,263,400	$3.33

(1) 20,000 options priced at CAN $1.60 were cancelled in exchange for 10,332 share appreciation rights in 2008.

On July 29th, 2009, the Board of Directors approved a re-pricing of 670,000 employee options with weighted average remaining contractual life of 4.4 years and option price of CAN $3.79. The re-priced options weighted contractual life will remain 4.4 years, while the options will have an exercise price of CAN $2.01 and a one year vesting period.

On July 29th, 2009, the Board of Directors approved the cancellation of 1,120,000 insider options with weighted average remaining contractual life of 6.8 years and option price of CAN $4.89.

The following tables summarize information about stock options outstanding at September 30, 2009:

	expressed in Canadian dollars
	Options Outstanding			Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
CAN $	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	Sept 30, 2009	(Number of Years)	Prices	Sept 30, 2009	Prices

$1.00 - $1.99	995,000	4.6	$1.83	411,000	$1.82
$2.00 - $2.99	2,664,000	2.1	$2.47	1,940,000	$2.63
$3.00 - $3.99	278,000	3.6	$3.10	174,000	$3.13
$4.00- $4.99	40,000	7.4	$4.89	40,000	$4.89
$5.00- $5.99	15,000	2.4	$5.36	15,000	$5.36
	3,992,000	2.8	$2.39	2,580,000	$2.59

Endeavour Silver Corp.	Page - 11 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Nine Months ended September 30, 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

10.	SHARE CAPITAL (continued)

During the period ended September 30, 2009, the Company recognized stock-based compensation expense of $827 (September 2008 - $2,266) based on the fair value of the vested portion of options granted in prior and current periods.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

The weighted average fair values of stock options granted and the assumptions used to calculate compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions for the period ended:

	Period Ended	Period Ended
	September 30, 2009	December 31, 2008

Weighted average fair value of
options granted during the period	$0.97	$1.71

Risk-free interest rate	2.34%	3.23%
Expected dividend yield	0%	0%
Expected stock price volatility	74%	67%
Expected option life in years	4.40	4.00

(e)	Warrants

At September 30, 2009, the Company had outstanding warrants to purchase an aggregate 2,232,501 common shares as follows:

Exercise		Oustanding at				Oustanding at
Price	Expiry Dates	December 31, 2008	Issued	Exercised	Expired	September 30, 2009
CAN $
$5.50	May 30, 2009	250,000	-	-	(250,000)	-
$4.65	January 8, 2009	60,000	-	-	(60,000)	-
$1.51	February 25, 2014	131,792	-	-	-	131,792
$1.90	February 25, 2014	-	1,155,770	-	-	1,155,770
$1.90	February 26, 2014	-	644,414	-	-	644,414
$2.05	February 26, 2014	-	300,525	-	-	300,525
		441,792	2,100,709	-	(310,000)	2,232,501

(f)	Stock Bonus Plan

As of June 2, 2009, shareholders approved a stock bonus plan whereby the Board of Directors have the authority to grant common shares without par value in the Company to the directors, executive officer and employees of the Company up to a maximum of 250,000 common shares per calendar year. As of September 30, 2009, 20,000 common shares were granted to an executive officer of the Company valued at $35 expensed as stock based compensation.

Endeavour Silver Corp.	Page - 12 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Nine Months ended September 30, 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Nine Months Ended	Nine Months Ended
	September 30,	September 30
	2009	2008

Net changes in non-cash working capital
Accounts receivable and prepaids	$(579)	$(1,762)
Inventories	(3,832)	(262)
Due from related parties	(99)	123
Accounts payable and accrued liabilities	1,836	1,738
Income taxes payable	224	(73)
	$(2,450)	$(236)

Non-cash financing and investing activities:
Fair value of stock options allocated to shares issued
on exercise of stock options	319	30
Fair value of shares issued under the share appreciation rights plan	-	21
Fair value of shares issues on acquisition of property	200	-
Fair value of share isssued under stock bonus plan	35	-
Fair value of agent warrants issued on convertible debentures	465	-

Other cash disbursements:
Interest paid on convertible debenture	477	-
Interest paid on promissory note	24	-
Monthly income tax instalments	740	1,243

Endeavour Silver Corp.	Page - 13 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Nine Months ended September 30, 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

12.	SEGMENT DISCLOSURES

The Company has corporate/exploration and mining segments. Guanacevi and Guanajuato operations are disclosed below as separate producing operations.

	September 30, 2009
	Corporate	Guanacevi	Guanajuato	Total

Cash and cash equivalents	$3,237	$52	$15	$3,304
Marketable securities	875	-	-	875
Accounts receivables and prepaids	587	4,864	1,331	6,782
Inventories	-	6,547	2,113	8,660
Due to related parties	218	-	-	218
Mineral property, plant and equipment	93	44,584	10,251	54,928
Long term investments	2,370	-	-	2,370

Revenue	$-	$16,451	$10,068	$26,519
Net income (loss) before taxes	(6,850)	(1,023)	2,802	(5,071)

	December 31, 2008
	Corporate	Guanacevi	Guanajuato	Total

Cash and cash equivalents	$3,246	$255 $	81	$3,582
Marketable securities	35	-	-	35
Accounts receivables and prepaids	1,758	2,837	1,608	6,203
Inventories	-	2,175	984	3,159
Due to related parties	119	-	-	119
Mineral property,plant and equipment	100	41,547	9,478	51,125
Long term investments	2,155	-	-	2,155
	September 30, 2008
Revenue	$-	$24,763 $	6,639	$31,402
Net income (loss) before taxes	(15,723)	5,521	(527)	(10,729)

13.	SUBSEQUENT EVENTS

(a)	Prospectus Offering

Subsequent to quarter end, the Company completed a prospectus offering and exercise of the over allotment for 6,152,500 units at CAN $3.00 per unit for gross proceeds of CAN $18.5 million. Each unit is comprised of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant is exercisable to purchase one common share at an exercise price of CAN $3.60 until October 7, 2011. The agents received a cash commission of 6% totaling $1.1 million and 369,150 agents’ warrants at an exercise price of CAN $3.00 until October 7, 2011.

(b)	Private Placement

Subsequent to quarter end, the Company completed a private placement for 1,299,843 units at CAN $3.00 per unit for gross proceeds of CAN $3.9 million. Each unit is comprised of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant is exercisable to purchase one common share at an exercise price of CAN $3.60 until October 26, 2011. A finders’ fee of 6% was paid on a portion of the private placement totaling $0.2 million.

Endeavour Silver Corp.	Page - 14 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Nine Months ended September 30, 2009
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	#301 – 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
Telephone: (604) 685-9775
1-877-685-9775
Facsimile: (604) 685-9744
Website: www.edrsilver.com

DIRECTORS	Bradford Cooke
Godfrey Walton
Leonard Harris
Mario Szotlender
Geoff Handley
Rex McLennan

OFFICERS	Bradford Cooke ~ Chairman and Chief Executive Officer
Godfrey Walton ~ President and Chief Operating Officer
Dan Dickson ~ Chief Financial Officer
Dave Howe ~ Vice-President, Mexico Operations
Barry Devlin ~ Vice-President, Exploration
Hugh Clarke ~ Vice-President, Corporate Communications

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP
19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange
Trading Symbol - EDR

Trading Symbol – EXK
American Stock Exchange

Frankfurt Stock Exchange
Trading Symbol - EJD

Endeavour Silver Corp.	Page -15 -